Second Quarter 2007 Report

Key information

Corporate highlights

- Net income of CHF 1.2 billion, up 45%; earnings per share of CHF 3.50; book value per share of CHF 86.35
- Return on equity of 16.8% for the half year (annualised); shareholders' equity of CHF 29.5 billion
- Strong return on investments of 5.7% for the half year (annualised)
- Property & Casualty operating income up 68%; combined ratio of 90.7%, based on stringent underwriting and the strength of the Group's P&C franchise
- Life & Health return on operating revenues of 7.4%, impacted by quarterly volatility in US mortality
- Financial Services revenues grew 34%, reflecting continued strong growth in client-driven activity in credit, variable annuity and insurance-linked securities
- First-half earnings resulted in more rapid generation of excess capital than expected; share buy-back to continue immediately, subject to market conditions

Financial highlights (unaudited)

For the three months ended 30 June

CHF millions unless otherwise stated	2006	2007	Change in %
Property & Casualty business			
Premiums earned	3928	**4549**	16
Combined ratio, traditional business (in %)	93.9	**90.7**	
Life & Health business			
Premiums earned	2610	**3105**	19
Return on operating revenues (in %)	13.2	**7.4**	
Financial Services business			
Total revenues	529	**707**	34
Operating income	113	**193**	71
Group			
Premiums earned	6821	**7955**	17
Net income	825	**1194**	45
Earnings per share (in CHF)	2.53	**3.50**	38
Shareholders' equity (31.12.2006/30.06.2007)	30884	**29515**	−4
Return on investments (in %), half year, annualised	5.1	**5.7**	
Return on equity (in %), half year, annualised	14.0	**16.8**	
Number of employees[1] (31.12.2006/30.06.2007)	10891	**10734**	

[1] Permanent staff

Financial strength ratings

as of 31 July 2007	S&P	Moody's	A.M. Best
Rating	AA−	Aa2	A+
Outlook	stable	negative	stable

Share performance

Market information as of 31 July 2007	
Share price (in CHF)	104.00
Market capitalisation (in CHF millions)	36674
Number of shares entitled to dividend	352639237

Performance	2002–31 July 2007 (p.a.)	Year to 31 July 2007
Swiss Re (in %)	−8.1	**0.4**
Swiss Performance Index (in %)	9.5	**4.9**
DJ Europe STOXX Insurance Index (in %)	−2.8	**−4.1**



Performance in % (indexed to 1.1.2002)
Annual Performance in %
180
160
140
120
100
80
60
40
20
0
40
20
0
−20
−40
−60
2002
2003
2004
2005
2006
2007
Swiss Re
Swiss Performance Index
DJ Europe STOXX Insurance Index

Contents

Fellow shareholders, ladies and gentlemen

We are pleased to report another successful quarter for your company. Swiss Re has maintained its sharp focus on underwriting discipline and economic profit growth, capturing profitable opportunities and actively transferring risk to the capital markets. This has enabled us to further improve the quality of our earnings. The second quarter saw strong operating performance. Net income for the quarter rose to CHF 1.2 billion, or CHF 3.50 per share, an increase of 45% over the same period in 2006. In addition, our investments asset base grew significantly by CHF 6.9 billion, or 4%, largely due to recent longevity transactions.

Return on equity was equivalent to an annualised rate of 15.9% for the quarter and 16.8% for the half year. Shareholders' equity decreased 4% since 31 December 2006 to CHF 29.5 billion, due to second quarter mark-to-market effects on our fixed income portfolio and the dividend payment following the Annual General Meeting in April, as well as the buy-back of shares in the first quarter. Our capital position remains very strong, further strengthened by the operating result in the first six months of 2007. Book value per share was CHF 86.35 at the end of June, compared to CHF 89.01 at the end of March and CHF 86.21 at the end of 2006. This, again, was driven mainly by interest rate effects on the fixed income portfolio. Although book value decreased, the rise in interest rates is slightly positive from an economic perspective.

Our total investment result was a solid CHF 2.3 billion for the second quarter. We achieved a strong annualised return on investments of 5.7% for the half year, compared to 5.1% for the same period in 2006. This performance was possible despite the mark-to-market effect from rising interest rates on both sides of the Atlantic. The increase in interest rates provided support for sustainable improvements in our running yield as we are reinvesting our strong operating and investment cash flows at higher rates.

Swiss Re has maintained a cautious stance in relation to credit risk, given historically low spreads. We actively manage our credit risk exposure with appropriate limits by product, issuer and sector. We also carefully monitor our exposure to credit stress losses, which measure how our existing portfolio would respond to the largest six-month change in the credit markets over the last 15 years. We control the stress loss exposure through a dynamic hedging programme and take advantage of market conditions when appropriate.

In June, we reinforced our leading position in risk transfer and trading by launching Swiss Re Cat Bond Indices, a new market-wide set of catastrophe bond performance indices. This is an important and innovative step, which will make catastrophe bond returns markedly more transparent, thus attracting additional investors to the sector and further enhancing secondary market trading and liquidity.

The Group continues to seek new opportunities for capital market solutions. In the second quarter, Swiss Re launched the first-ever catastrophe bond to cover its earthquake risk in the Mediterranean. On behalf of Allianz, we underwrote the first securitisation to include UK flood risk. We also underwrote the first actively managed natural catastrophe securitisation that utilised a collateralised debt obligation structure on behalf of Nephila Capital Ltd. In addition, we are delivering new client solutions for variable annuity products based on a combination of reinsurance cover and financial hedges.

These achievements highlight the powerful capabilities of your firm to combine risk management and capital market expertise in order to mitigate earnings volatility and generate economic profit growth.

Property & Casualty business delivered operating income of CHF 1.7 billion, up 68% compared to the second quarter of 2006, thanks to an excellent underwriting result, the addition of Insurance Solutions as well as strong performance in asset management. The combined ratio for the quarter was 90.7%.

Return on operating revenues in Life&Health declined to 7.4% from a very strong 13.2% in the second quarter of 2006. This decrease was mainly the result of short-term volatility in US mortality, which was significantly higher than the very favourable prior year period. Overall, mortality developments for the half year are in line with expectations. During the second quarter, we signed one Admin Re® deal and completed one longevity transaction, as well as a combined Admin Re®-longevity deal, representing total assets of CHF 16.7 billion. Swiss Re continues to seek similar opportunities to put your capital to work at attractive returns.

Financial Services revenues grew 34% compared to the second quarter of 2006. Strong growth in the Capital Management and Advisory business and the continuing success of our recent product initiatives, such as variable annuities, contributed to an operating income of CHF 193 million, exceeding our expectations. The Financial Services outlook remains strong as it sustains the development of core new product offerings for both our insurance clients and Swiss Re's own balance sheet.

As these gratifying results demonstrate, our efforts to build a powerful, integrated firm continue to gather momentum. First-half earnings resulted in a more rapid generation of excess capital than we initially expected. As a result, we have decided to immediately continue the share buy-back programme that you authorised at this year's Annual General Meeting. We will establish a second trading line on virt-x to repurchase shares up to a value of CHF 4.2 billion over a three-year period, which will be used for a subsequent capital reduction.

It is now just over a year since we completed the acquisition of Insurance Solutions. Already, the integration is delivering strategic and operational benefits, with higher synergies and lower restructuring costs than we had originally anticipated. The fundamentals of our markets remain attractive, and we aim to manage the cycle carefully by adjusting capacity where necessary and ensuring adequate pricing to preserve the superior quality of our portfolio and earnings.

We remain driven by two principal objectives: fulfilling our clients' needs and securing attractive returns for you, our shareholders. Your company is strongly positioned to deliver on these goals. We look ahead confidently, fully prepared to seize profitable opportunities offered by the second half of 2007.

Zurich, 7 August 2007



Peter Forstmoser
Chairman of the Board of Directors



Jacques Aigrain
Chief Executive Officer

Key events

3 April
Embedded value 2006
Swiss Re's life and health embedded value earnings grew 38% to CHF 2.4 billion, up from CHF 1.7 billion in 2005. Embedded value increased 13% to CHF 22.6 billion in 2006, up from CHF 20.1 billion in 2005. The value of new business was CHF 664 million in 2006. The internal rate of return for new business was 12.7%.

20 April
Annual General Meeting
At Swiss Re's 143rd Annual General Meeting, shareholders approved the 2007–2010 share buy-back programme as well as an increase in dividend to CHF 3.40 per share. Hans Ulrich Maerki was elected to the Board of Directors.

27 April
Australian dollar hybrid securities placement
Swiss Re successfully issued a total of AUD 750 million of hybrid debt securities, its first foray into the Australian dollar bond market.

8 May
First quarter 2007 results
Swiss Re's net income increased 54% to CHF 1.3 billion in the first quarter of 2007. Annualised return on equity rose to 17.1%. Earnings per share grew 38% to CHF 3.85.

30 May
Swiss Re agrees on option to sell new business operations of former GE Life
Swiss Re concluded an agreement that gives it the right to sell the new business operations of Tomorrow, the recently rebranded GE Life, to LV=. Subject to the exercise of the option, and satisfaction of regulatory and other conditions, the sale is expected to be completed in December 2007.

1 June
First Mediterranean earthquake risk bond launched
Swiss Re obtained USD 100 million protection against earthquake risk in Turkey, Greece, Israel, Portugal and Cyprus. The transaction marked the first time that earthquake risk in these countries has been securitised in the capital markets.

20 June
Swiss Re establishes healthcare advisory company in India
Swiss Re Healthcare Services was founded in Bangalore to assist health insurance companies in rapidly expanding the market in India. The new company will focus on individual product development as well as corporate health schemes.

28 June
Swiss Re Cat Bond Indices
Swiss Re launched the first performance indices for catastrophe bonds in cooperation with Standard & Poor's. Swiss Re Cat Bond Indices are an important step in increasing the transparency of cat bond returns, attracting additional investors and enhancing the secondary market.

Strong operating performance generated net income of CHF 1.2 billion for the second quarter of 2007 and excellent earnings per share of CHF 3.50.

Group results

Swiss Re reported net income of CHF 1.2 billion in the second quarter of 2007, representing a 45% increase compared to the second quarter of 2006. Earnings per share rose by 38% to CHF 3.50, reflecting continuing strong operating performance.

The US dollar weakened 5% against the Swiss franc, while the Euro and the British pound strengthened 4% and 6%, respectively.

Premiums earned rose 17% to CHF 8.0 billion, largely due to the inclusion of Insurance Solutions. Excluding currency exchange effects, premiums also increased by 17%.

Net investment income was CHF 2.6 billion, a 45% increase over the prior year period at constant exchange rates. This rise was mainly due to the overall portfolio growth as a result of growth in Admin Re® and the addition of the Insurance Solutions portfolio, as well as a higher average running yield on the Group's fixed income portfolio.

Net realised investment gains were CHF 1.2 billion. This represents an increase of CHF 1.5 billion compared to the second quarter of 2006, mainly as a result of realised gains credited to policyholders. Excluding these, net realised gains increased by CHF 0.1 billion in the second quarter of 2007 compared to the same period last year.

Trading and other revenues grew 115% to CHF 273 million, reflecting strong performance in the structured and traded credit business, as well as in equity derivative products related to our variable annuity business.

Claims and claim adjustment expenses increased 19% to CHF 3.1 billion. The increase is in line with the overall growth in non-life premiums earned, reflecting the continuing strong underwriting performance in the second quarter of 2007.

Natural catastrophe claims were slightly higher than expected in the second quarter, mainly due to flood claims in Australia, the United Kingdom and Indonesia. Prior year claims development was neutral.

Life and health benefits rose 47% to CHF 3.0 billion, reflecting the acquisitions in the life and health business segment, as well as short-term volatility in US mortality, which was significantly higher than the comparable quarter in 2006.

Interest credited to policyholders increased by CHF 1.4 billion to CHF 1.8 billion at constant exchange rates, reflecting strong investment performance on the underlying assets.

Acquisition costs remained stable at CHF 1.6 billion. The acquisition cost ratio was 20% in the second quarter of 2007, compared to 23% in the same period of the previous year. The acquisition cost ratio continues to benefit from the effect of the purchase GAAP adjustment which eliminates the historic deferred acquisition costs of GE Insurance Solutions, resulting in less amortisation compared to the same period last year.

Other expenses were CHF 1.1 billion in the second quarter of 2007, an increase of 18% over the second quarter of 2006. The rise in operating costs and expenses was mainly due to the acquisitions completed in 2006. The good overall performance of the Group led to higher variable compensation accruals in the second quarter of 2007. These increases were partly offset by the absence of restructuring costs incurred in the first half of 2006 combined with cost savings achieved as a result of the Insurance Solutions integration initiatives started in 2006. The anticipated savings from the synergies resulting from the Insurance Solutions acquisition are ahead of the Group's original projections.

Consolidated income statement

CHF millions, for the three months ended 30 June	2006	2007	Change in %
Revenues			
Premiums earned	6821	**7955**	17
Fee income from policyholders	217	**278**	28
Net investment income	1778	**2588**	46
Net realised investment gains	–216	**1242**	>250
Other revenues including trading revenues and fees	127	**273**	115
Total revenues	8727	**12336**	41
Expenses			
Claims and claim adjustment expenses; life and health benefits	–4681	**–6156**	32
Interest credited to policyholders	–326	**–1755**	>250
Acquisition costs	–1559	**–1557**	0
Other expenses	–970	**–1141**	18
Interest expenses	–136	**–203**	49
Total expenses	–7672	**–10812**	41
Income before income tax expense	1055	**1524**	44
Income tax expense	–230	**–330**	43
Net income	825	**1194**	45
Shareholders' equity (31.12.06/30.06.07)	30884	**29515**	–4

Overall, the cost ratio was 9.2%, compared with 11.1% in the prior year period. Interest expenses were CHF 203 million, an increase of 49% over the second quarter of 2006, reflecting the interest expenses related to the funding for the Insurance Solutions acquisition as well as the issuance of hybrid debt securities in the second quarter of 2007.

The Group's effective tax rate was 22.9% for the first half of 2007, identical to the same period of the previous year.

Shareholders' equity decreased marginally by 4% to CHF 29.5 billion compared to the end of 2006. The decrease was a combination of stronger earnings in the first half of 2007, offset by the Group's first steps in the share buy-back programme, unrealised losses on the fixed income securities portfolio and dividends paid in the second quarter of 2007. Book value per share was CHF 86.35, compared to CHF 89.01 on 31 March 2007 and CHF 86.21 on 31 December 2006. The decrease compared to the previous quarter was mainly driven by interest rate effects on the fixed income portfolio and payment of the dividend.

Annualised return on equity increased to 16.8% for the first half of 2007 compared to 14.0% for the first half of 2006, reflecting strong earnings on a marginally lower average shareholders' equity base compared to the end of 2006.

Income reconciliation

CHF millions, for the three months ended 30 June	2006	2007	Change in %
Operating income			
Property & Casualty business	1023	**1715**	68
Life & Health business	551	**266**	–52
Financial Services business	113	**193**	71
Total operating income	**1687**	**2174**	**29**
Corporate Centre expenses	–93	**–73**	–22
Items excluded from the segments:			
Net investment income	30	**29**	3
Net realised gains/losses	–677	**–233**	–66
Foreign exchange gains/losses	427	**7**	–98
Interest expense	–136	**–203**	49
Restructuring costs	–87	**–1**	–99
Other income/expenses	–96	**–176**	83
Net income before tax	**1055**	**1524**	**44**

Income reconciliation
The table in the upper right reconciles the income from the business segments and the operations of the Corporate Centre with the Group consolidated net income before tax. Net realised gains or losses on certain financial instruments, certain currency exchange gains and losses and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each segment's performance.

Property & Casualty business
Property & Casualty operating income increased 68% to CHF 1.7 billion in the second quarter of 2007, compared to CHF 1.0 billion in the same period of the previous year. The second quarter of 2007 benefited from an improved underwriting result, the inclusion of Insurance Solutions, as well as a strong investment performance. The investment result rose 82% to CHF 1.4 billion.

Premiums earned for traditional business grew 19% to CHF 4.5 billion in the second quarter of 2007, reflecting successful renewals of Swiss Re's business, including the Insurance Solutions portfolio. Non-traditional premiums declined to CHF 0.1 billion.

Strong underwriting performance, especially in the property and motor lines of business, improved the combined ratio including unwind of discount to 90.7%, compared to 93.9% in the second quarter of 2006.

Life & Health business
The operating result, excluding non-participating realised gains, decreased to CHF 335 million, compared to CHF 477 million in the second quarter of 2006. This resulted in a return on operating revenues of 7.4%, compared to a very strong 13.2% in the prior year period. The decrease was mainly due to short-term volatility, as mortality in US traditional life and US Admin Re® business was higher compared to the very favourable level for the prior year period. Overall, mortality developments for the first half of 2007 were in line with expectations. The US mortality volatility in the second quarter was partly offset by positive claims experience in the UK traditional business. The Life & Health operating result was also lower compared to the prior year, as the Group has redeployed capital, most notably for the Insurance Solutions acquisition.

Compared to the second quarter of 2006, Life & Health premiums and fee income increased 20% to CHF 3.4 billion, reflecting the acquisition of Insurance Solutions and GE Life UK business.

Financial Services business
Operating income increased to CHF 193 million, compared to CHF 113 million in the second quarter of 2006. The strong performance was mainly the result of growth in credit opportunities and solutions for clients provided by Swiss Re's capital markets platform, together with the development of new solutions for market risks associated with variable annuities.

Revenues for the quarter rose 34% due to very strong growth in Capital Management and Advisory revenues, solid premium growth in Credit Solutions and steady revenues in third-party asset management. As a result of the strong operating performance, the return on total revenues rose to 31.5% in the second quarter, compared to 15.7% in the same period of the previous year.

Premiums earned increased 6% in the second quarter, primarily reflecting the addition of bank trade finance business in Credit Solutions. The combined ratio was 92.7%, compared to 91.0% in the second quarter of 2006.

Investments

Swiss Re delivered a strong return on investments of 5.7% for the first half of 2007 (annualised), compared with 5.1% (annualised) for the first half of 2006. For the second quarter of 2007, the annualised return on investments was 5.6%.

The following comments on the investment performance and the investment portfolio exclude assets held for linked liabilities.

The investment portfolio grew from CHF 164.8 billion at the end of March 2007 to CHF 171.7 billion at the end of June, mainly related to longevity transactions in the quarter. On 30 June 2007, Swiss Re's overall gross asset allocation was 82% in fixed income, 8% in equity securities, 2% in real estate, 5% in cash and cash equivalents, and 3% in other assets, essentially unchanged compared to 31 December 2006.

Net realised investment losses were CHF 45 million compared to a loss of CHF 101 million in the second quarter of 2006, as mark-to-market losses on the fixed income portfolio, classified as trading, as well as derivative hedging costs were partially offset by equity gains. Net unrealised gains were CHF 2.0 billion on 30 June 2007, compared to CHF 4.0 billion on 31 March 2007, as a result of changes in interest rates. However, the economic impact was mildly positive, as the fixed income portfolio was matched to the duration of Swiss Re's liabilities.

Fixed income

The average running yield on Swiss Re's portfolio increased to 5.0% in the second quarter of 2007 from 4.8% in the first quarter of 2007.

Swiss Re's credit exposure, as measured by stress loss to widening credit spreads – based on the largest spread increases during any six-month period between 1998 and 2002 – rose, on a gross basis, from an average of CHF 1.7 billion in the first quarter of 2007 to CHF 2.0 billion in the second quarter, as a result of longevity transactions. To manage this exposure, Swiss Re put credit default swaps in place, which had the effect of reducing stress loss, on a net basis, to an average of CHF 1.4 billion in the first quarter, and CHF 1.7 billion in the second quarter of 2007.

Net realised losses amounted to CHF 307 million in the second quarter of 2007.

Equities

Net realised gains were CHF 697 million, compared to CHF 177 million in the second quarter of 2006. The value of unrealised gains increased to CHF 2.0 billion at the end of June 2007 from CHF 1.9 billion at the end of March 2007. Swiss Re protects its equity portfolio by actively using equity derivative instruments. The effect of the equity hedges was to reduce stress test exposure – based on a 30% fall in equity markets with a simultaneous increase in volatility – from a gross average impact of CHF 2.8 billion to a net average impact of CHF 1.3 billion in the second quarter of 2007.

Other asset classes

The increase in net investment income reflects the excellent performance of Swiss Re's alternative investment portfolio. Other asset classes include costs (net realised losses) of CHF 275 million in the second quarter 2007 for derivatives used to hedge financial market and insurance risk exposure.

Investment results

CHF millions, for the three months ended 30 June	2006	2007	Change in %
Net investment income	1 778	**2 588**	46
Fixed income	1 273	**1 846**	45
Equities	117	**165**	41
Other asset classes	347	**592**	71
Investment expenses	–85	**–132**	55
Interest paid on cedent deposits	–102	**–154**	51
Assets held for linked liabilities	228	**271**	19
Net realised investment gains	–216	**1 242**	>250
Fixed income	–147	**–307**	109
Equities	177	**697**	>250
Other asset classes	–27	**–251**	>250
Assets held for linked liabilities	–115	**1 287**	>250
Currency exchange remeasurement and designated trading portfolios[1]	–104	**–184**	77
Total	1 562	**3 830**	145
Total excluding assets held for linked liabilities	1 449	**2 272**	57
Return on investments (in %), half year, annualised[2]	5.1	**5.7**	

[1] Designated trading portfolios are foreign currency denominated trading fixed income securities, which back certain foreign currency denominated liabilities.
[2] At average currency exchange rates; excluding result from assets held for linked liabilities

Outlook

Swiss Re is focused on supporting clients' needs and delivering enhanced returns to shareholders. Going forward, the Group aims to widen its client base as the preferred partner for all insurable risks, leveraging its reinsurance and capital markets expertise to transform and trade those risks, and seeking bold, innovative solutions to profitably deploy its capital.

Swiss Re sees further attractive opportunities for Admin Re® and longevity business. At the same time, the Group continues to expand its capital market capabilities to meet rising demand for natural catastrophe covers, and is developing new products for its engineering, weather, agricultural and marine businesses. As evidenced by the recent launch of catastrophe bond performance indices in cooperation with Standard & Poor's, Swiss Re is promoting the secondary market for insurance derivatives.

In the July 2007 renewals, Swiss Re successfully maintained the quality of its non-life reinsurance portfolio. Rates remained at attractive levels with a slight decline of 2% and the overall portfolio decreased 9%, partly due to higher client retentions. This shows how the Group continues to actively manage the cycle by focusing on disciplined underwriting and pricing, and adjusting capacity to preserve the superior quality of its risk portfolio and earnings. Swiss Re further protects its capital and earnings by using a wide variety of reinsurance and capital markets instruments to manage volatility and mitigate peak catastrophe risks.

The investment portfolio is well positioned, as Swiss Re has maintained a cautious stance in relation to credit risk due to historically low spreads. The Group is partially hedged against the risk of spread widening. Swiss Re intends to manage exposures dynamically and take advantage of market conditions when appropriate.

On 1 March, Swiss Re announced plans for a CHF 6 billion share buy-back programme. In a first step, the Group repurchased shares worth CHF 1.7 billion which had been issued to General Electric as part of the Insurance Solutions acquisition. As a result of strong first-half earnings and subject to market conditions, Swiss Re will commence the second step of its share buy-back, using a new trading line to repurchase Swiss Re shares up to a value of approximately CHF 4.2 billion over a three-year period. These shares will be used for a subsequent capital reduction.

Swiss Re maintains its targets of 10% earnings per share growth and 13% return on equity over the cycle, reflecting the Group's commitment to achieving sustainable returns for shareholders.

Income statement (unaudited)

CHF millions	Three months ended 30 June 2006	2007	Six months ended 30 June 2006	2007
Revenues				
Premiums earned	6821	**7955**	13380	**16046**
Fee income from policyholders	217	**278**	467	**491**
Net investment income	1778	**2588**	3259	**4584**
Net realised investment gains/losses	–216	**1242**	718	**1988**
Trading and other revenues	127	**273**	285	**679**
Total revenues	8727	**12336**	18109	**23788**
Expenses				
Claims and claim adjustment expenses	–2630	**–3136**	–5396	**–6548**
Life and health benefits	–2051	**–3020**	–4325	**–5913**
Interest credited to policyholders	–326	**–1755**	–1345	**–2391**
Acquisition costs	–1559	**–1557**	–2956	**–3114**
Other expenses	–970	**–1141**	–1665	**–2191**
Interest expenses	–136	**–203**	–230	**–358**
Total expenses	–7672	**–10812**	–15917	**–20515**
Income before income tax expense	1055	**1524**	2192	**3273**
Income tax expense	–230	**–330**	–504	**–750**
Net income	825	**1194**	1688	**2523**
Earnings per share in CHF				
Basic	2.53	**3.50**	5.31	**7.26**
Diluted	2.38	**3.22**	4.97	**6.70**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	31.12.2006	30.06.2007
Investments		
Fixed income securities:		
Available-for-sale, at fair value (including 18 744 in 2006 and 19 786 in 2007 subject to securities lending and repurchase agreements) (amortised cost: 2006: 92 151; 2007: 104 949)	93 127	**103 712**
Trading (including 2 234 in 2006 and 1 900 in 2007 subject to securities lending and repurchase agreements)	22 622	**23 531**
Equity securities:		
Available-for-sale, at fair value (including 923 in 2006 and 1 322 in 2007 subject to securities lending and repurchase agreements) (amortised cost: 2006: 8 839; 2007:8 152)	10 845	**10 131**
Trading	20 828	**23 083**
Policy loans, mortgages and other loans	7 058	**7 191**
Investment real estate	4 227	**3 887**
Short-term investments, at amortised cost, which approximates fair value	9 464	**9 912**
Other invested assets	4 336	**5 441**
Total investments	172 507	**186 888**
Cash and cash equivalents	13 606	**10 001**
Accrued investment income	1 782	**2 127**
Premiums and other receivables	14 726	**18 308**
Reinsurance recoverables on unpaid claims and policy benefits	18 699	**16 961**
Funds held by ceding companies	14 211	**14 891**
Deferred acquisition costs	5 270	**6 048**
Acquired present value of future profits	7 550	**7 451**
Goodwill	4 838	**5 152**
Income taxes recoverable	714	**1 035**
Financial services assets:		
Fixed income securities, trading (including 8 746 in 2006 and 7 725 in 2007 subject to securities lending and repurchase agreements)	23 714	**31 007**
Other financial services assets	8 638	**15 906**
Other assets	5 045	**5 975**
Total assets	291 300	**321 750**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	31.12.2006	30.06.2007
Liabilities		
Unpaid claims and claim adjustment expenses	95011	**94944**
Liabilities for life and health policy benefits	44899	**54549**
Policyholder account balances	42834	**44047**
Unearned premiums	8025	**10975**
Funds held under reinsurance treaties	10531	**10693**
Reinsurance balances payable	6832	**7774**
Income taxes payable	866	**943**
Deferred and other non-current taxes	2685	**2332**
Financial services liabilities:		
Financial services liabilities: Short-term debt	7201	**7436**
Financial services liabilities: Long-term debt	6765	**12783**
Other financial services liabilities	18407	**26818**
Short-term debt	1917	**2740**
Accrued expenses and other liabilities	6470	**7116**
Long-term debt	7973	**9085**
Total liabilities	260416	**292235**
Shareholders' equity		
Common stock, CHF 0.10 par value;		
2006: 374 440 378; 2007: 374 842 374 shares authorised and issued	37	**37**
Additional paid-in capital	11136	**11123**
Treasury shares	–272	**–2000**
Accumulated other comprehensive income:		
Net unrealised investment gains/losses, net of deferred tax	2230	**875**
Foreign currency translation	–205	**50**
Accumulated adjustment for pension and post-retirement benefits	–724	**–587**
Total accumulated other comprehensive income	1301	**338**
Retained earnings	18682	**20017**
Total shareholders' equity	30884	**29515**
Total liabilities and shareholders' equity	291300	**321750**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)

For the twelve months of 2006 ended 31 December and the six months of 2007 ended 30 June

CHF millions	2006	2007
Common shares		
Balance as of 1 January	32	**37**
Issue of common shares	5	
Balance as of period end	37	**37**
Additional paid-in capital		
Balance as of 1 January	6852	**11136**
Issue of common shares	4234	**33**
Share based compensation	57	**–35**
Realised gains/losses on treasury shares	–7	**–11**
Balance as of period end	11136	**11123**
Treasury shares		
Balance as of 1 January	–209	**–272**
Purchase of treasury shares	–284	**–1939**
Sale of treasury shares	221	**211**
Balance as of period end	–272	**–2000**
Net unrealised gains/losses, net of tax		
Balance as of 1 January	1908	**2230**
Change during the period	322	**–1355**
Balance as of period end	2230	**875**
Foreign currency translation		
Balance as of 1 January	971	**–205**
Change during the period	–1176	**255**
Balance as of period end	–205	**50**
Adjustment for pension and post-retirement benefits		
Balance as of 1 January	–59	**–724**
Change during the period	–665	**137**
Balance as of period end	–724	**–587**
Retained earnings		
Balance as of 1 January	14898	**18682**
Net income	4560	**2523**
Dividends on common stock	–776	**–1218**
Cumulative effect of adoption of FIN 48		**30**
Balance as of period end	18682	**20017**
Total shareholders' equity	30884	**29515**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income (unaudited)

CHF millions	Three months ended 30 June 2006	2007	Six months ended 30 June 2006	2007
Net income	825	**1 194**	1 688	**2 523**
Other comprehensive income, net of tax:				
Change in unrealised gains/losses	–952	**–1 222**	–1 580	**–1 355**
Change in foreign currency translation	–1 324	**220**	–1 420	**255**
Change in adjustment for pension and other post-retirement benefits		**131**		**137**
Comprehensive income	–1 451	**323**	–1 312	**1 560**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the six months ended 30 June

CHF millions	2006	2007
Cash flows from operating activities		
Net income	1 688	**2 523**
Adjustments to reconcile net income to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	214	**398**
Net realised gains	–718	**–1 988**
Change in:		
Technical provisions, net	1 381	**637**
Funds held by ceding companies and other reinsurance balances	–1 210	**–1 396**
Other assets and liabilities, net	–251	**135**
Income taxes payable/recoverable	238	**73**
Income from equity-accounted investments, net of dividends received	–179	**–252**
Trading positions, net	–159	**–640**
Change in financial services assets and liabilities:		
Financial services assets	–6 141	**–9 777**
Financial services liabilities – Short-term debt	–845	**279**
Financial services liabilities – Long-term debt	906	**2 054**
Financial services liabilities – Other	5 916	**7 552**
Net cash provided/used by operating activities	840	**–402**
Cash flows from investing activities		
Fixed income securities:		
Sales and maturities	20 417	**22 725**
Purchases	–16 950	**–27 185**
Net purchases/sales/maturities of short-term investments	1 354	**–97**
Equity securities:		
Sales	5 105	**3 931**
Purchases	–5 954	**–2 830**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	–3 348	**1 274**
Net purchases/sales/maturities of other investments	–533	**235**
Net cash provided/used by investing activities	91	**–1 947**
Cash flows from financing activities		
Issuance of long-term debt	3 076	**1 946**
Issuance/repayment of short-term debt	–186	**–464**
Equity issued	1 323	**33**
Purchases/sales of treasury shares	10	**–1 739**
Dividends paid to shareholders	–776	**–1 218**
Net cash provided/used by financing activities	3 447	**–1 442**
Total net cash provided/used	4 378	**–3 791**
Reclassification to financial services assets	–2 451	
Effect of foreign currency translation	–259	**186**
Change in cash and cash equivalents	1 668	**–3 605**
Cash and cash equivalents as of 1 January	8 368	**13 606**
Cash and cash equivalents as of 30 June	10 036	**10 001**

The accompanying notes are an integral part of the Group financial statements.

The Group has reclassified CHF 2 451 million from cash to Financial services assets related to the assumption of the debt of Insurance Solutions in 2006.

Interest paid during 2007 was CHF 709 million.

Notes to the Group financial statements (unaudited)

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide through a network of offices in over 25 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law. The Group's financial statements are stated in Swiss francs (CHF), the currency of the country in which Swiss Re Zurich is incorporated. All significant inter-company transactions and balances have been eliminated on consolidation.

These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2006.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Recent accounting guidance

On 6 June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the initial application of the provisions of FIN 48 in the half year ended 30 June 2007, the Group recognised a decrease of CHF 30 million in reserves for uncertain tax positions. The decrease was reported as an adjustment to the opening balance of retained earnings.

On 19 September 2005, the AICPA released SOP 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). The adoption of SOP 05-1 in the half year ended 30 June 2007 did not have a material impact on the Group's financial statements.

2. Investments

Investment income

Net investment income by source for the periods ended 30 June was as follows:

CHF millions	Three months ended 30 June 2006	2007	Six months ended 30 June 2006	2007
Fixed income securities	1091	**1610**	2128	**3037**
Equity securities	288	**382**	388	**524**
Policy loans, mortgages and other loans	153	**158**	309	**315**
Investment real estate	34	**58**	71	**111**
Short-term investments	51	**111**	108	**245**
Other current investments	26	**71**	52	**136**
Equity in earnings of equity-accounted investees	111	**221**	185	**254**
Cash and cash equivalents	55	**77**	97	**163**
Deposits with ceding companies	162	**209**	303	**372**
Gross investment income	1971	**2897**	3641	**5157**
Less investment expenses	–92	**–155**	–181	**–263**
Funds held interest charged	–101	**–154**	–201	**–310**
Net investment income	1778	**2588**	3259	**4584**

Dividends received from investments accounted for using the equity method were CHF nil million and CHF nil million for the three months ended 30 June for 2006 and 2007, respectively, as well as CHF 6 million and CHF 2 million for the six months ended 30 June for 2006 and 2007, respectively.

Net investment income for 2006 and 2007, respectively, includes income on unit-linked business of CHF 228 million and CHF 271 million for the three months ended 30 June, as well as CHF 378 million and CHF 405 million for the six months ended 30 June, which is credited to unit-linked policyholders.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments for the periods ended 30 June were as follows:

CHF millions	Three months ended 30 June 2006	2007	Six months ended 30 June 2006	2007
Fixed income securities available-for-sale				
Gross realised gains	129	**111**	370	**252**
Gross realised losses	–186	**–159**	–299	**–288**
Equity securities available-for-sale				
Gross realised gains	279	**612**	538	**1134**
Gross realised losses	–113	**–48**	–119	**–91**
Other-than-temporary impairments	–46	**–30**	–85	**–160**
Net realised investment gains/losses on trading securities	1383	**229**	1327	**364**
Change in net unrealised investment gains on trading securities	–1095	**994**	–234	**1095**
Other investments				
Gross realised/unrealised gains	139	**645**	292	**1326**
Gross realised/unrealised losses	–97	**–851**	–211	**–1389**
Exchange gains/losses	–609	**–261**	–861	**–255**
Net realised investment gains/losses	–216	**1242**	718	**1988**

Proceeds from fixed income securities available-for-sale amounted to CHF 9668 million for the three months ended 30 June (2006: CHF 9824 million) and CHF 20009 million for the six months ended 30 June (2006: CHF 18128 million). Sales of equity securities available-for-sale amounted to CHF 2310 million for the three months ended 30 June (2006: CHF 1945 million) and CHF 4643 million for the six months ended 30 June (2006: CHF 3148 million).

Net realised gains/losses include income on unit-linked business of CHF –115 million and CHF 1287 million in the three months ended 30 June for 2006 and 2007, respectively, and CHF 543 million and CHF 1589 million in the first six months of 2006 and 2007, respectively, which is credited to unit linked policyholders.

Realised gains and losses do not include the change in fair value of Financial Services assets/liabilities classified as trading revenues/expenses and change in fair value of derivative financial instruments classified as cash flow hedges.

Trading revenues

Trading revenues mainly generated by the trading activities of the Financial Services business segment and certain other financial services assets/liabilities for the periods ended 30 June were as follows:

	Three months ended 30 June		Six months ended 30 June	
CHF millions	2006	**2007**	2006	**2007**
Income from fixed income securities	331	**408**	619	**1 497**
Income from other financial services assets	21	**718**	39	**750**
Net investment income from Financial Services assets	352	**1 126**	658	**2 247**
Net unrealised investment gains/losses on trading securities	–547	**–144**	–552	**–61**
Net realised investment gains/losses on trading securities	502	**–59**	497	**94**
Net realised and unrealised investment gains/losses on other FS assets	–4	**263**	–5	**350**
Net realised investment gains/losses	–49	**60**	–60	**383**
Trading expenses	–248	**–1 000**	–454	**–2 105**
Trading revenues	55	**186**	144	**525**

Mortgages, loans and real estate

As of 31 December 2006 and 30 June 2007, investments in mortgages and other loans and real estate comprised the following:

	31.12.2006		**30.06.2007**	
CHF millions	Carrying value	Fair value	Carrying value	Fair value
Mortgages and other loans	7 058	7 058	**7 191**	**7 191**
Investment real estate	4 227	5 389	**3 887**	**5 137**

As of 31 December 2006 and 30 June 2007, the Group's investment in mortgages and other loans included CHF 231 million and CHF 208, respectively, of loans due from employees, as well as CHF 388 million and CHF 415, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

As of 31 December 2006 and 30 June 2007, investments in real estate included CHF 67 million and CHF 69 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 17 million and CHF 30 million for the six months ended 30 June 2006 and 2007, respectively. Accumulated depreciation on investment real estate totalled CHF 444 million and CHF 517 million as of 31 December 2006 and 30 June 2007, respectively.

Substantially, all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2006 and 30 June 2007 approximated CHF 2 220 million and CHF 4 206 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding at 31 December 2006 and 30 June 2007 is as follows:

			31.12.2006			**30.06.2007**
CHF millions	Positive fair value	Negative fair value	Carrying value assets/ liabilities	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts						
Forwards and futures	24	–71	–47	**96**	**–124**	**–28**
Swaps	2 863	–3062	–199	**3 253**	**–3 245**	**8**
Other				**1**	**–3**	**–2**
Total	2 887	–3 133	–246	**3 350**	**–3 372**	**–22**
Equity and index contracts						
Forwards and futures	260	–343	–83	**871**	**–983**	**–112**
Options	1 999	–2 146	–147	**2 391**	**–2 253**	**138**
Swaps	202	–148	54	**327**	**–192**	**135**
Other		–11	–11			
Total	2 461	–2 648	–187	**3 589**	**–3 428**	**161**
Foreign currency						
Options	279	–284	–5	**332**	**–312**	**20**
Swaps	1 286	–1 496	–210	**1 435**	**–1 673**	**–238**
Total	1 565	–1 780	–215	**1 767**	**–1 985**	**–218**
Other derivatives						
Credit derivatives	1 427	–1 041	386	**1 618**	**–1 529**	**89**
Weather derivatives	95	–124	–29	**64**	**–111**	**–47**
Other	133	–205	–72	**116**	**–178**	**–62**
Total	1 655	–1 370	285	**1 798**	**–1 818**	**–20**
Total derivative financial instruments	8 568	–8 931	–363	**10 504**	**–10 603**	**–99**

As of 31 December 2006 and 30 June 2007, other invested assets include derivative financial instruments with a fair value of CHF 718 million and CHF 920 million, respectively.

As of 31 December 2006 and 30 June 2007, other financial services assets include derivative financial instruments with a fair value of CHF 2 086 million and CHF 2 268 million, respectively.

As of 31 December 2006 and 30 June 2007 other accrued expenses and other liabilities include derivative financial instruments with a fair value of CHF 555 million and CHF 578 million, respectively.

As of 31 December 2006 and 30 June 2007, other financial services liabilities include derivative financial instruments with a fair value of CHF 2 612 million and CHF 2 709 million, respectively.

These derivative financial instruments include cash flow hedges with a fair value of CHF 31 million and CHF 6 million as of 31 December 2006 and 30 June 2007, respectively.

Hedges of the net investment in a foreign operation

For the year ended 31 December 2006 and for the half year ended 30 June 2007, the Group recorded net unrealised foreign currency transaction losses of CHF 96 million and CHF 165 million, respectively, in foreign currency translation related to hedges of the foreign currency exposure of its net investments in foreign operations.

4. Acquisitions

On 9 June 2006, Swiss Re completed the acquisition of 100% of the outstanding common shares of GE Insurance Solutions Corporation, excluding its US life and health operation and certain other assets and liabilities, from General Electric Company.

The purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed at the date of acquisition.

Property and casualty reserves, both assumed and ceded, have been adjusted based on an estimate of their fair value as of the date of the acquisition. Such estimates include the best estimate of the ultimate claims payments and receipts and the timing of those payments. The estimated payments have been discounted and adjusted for the expected cost of holding capital to support the reinsurance assets and liabilities.

In conjunction with the acquisition, Swiss Re had identified certain areas mainly with respect to property and casualty reserves, where more information was required. Having obtained this information, Swiss Re has revised the initial estimate in line with the established methodology described above.

The revised estimate resulted in an increase in property and casualty reserves, net of tax, of CHF 333 million, partly offset by other revisions to assets acquired and liabilities assumed, with a net increase in goodwill of CHF 249 million compared to year end 2006.

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

	Twelve months ended 31 December 2006		**Six months ended 30 June 2007**	
CHF millions	DAC	PVFP	DAC	PVFP
Balance as of 1 January	5393	6535	**5270**	**7550**
Deferred	4161		**2637**	
Effect of acquisitions/disposals and retrocessions		1443		
Amortisation	–4100	–790	**–1977**	**–524**
Interest accrued on unamortised PVFP		413		**216**
Effect of foreign currency translation	–184	–245	**118**	**110**
Effect of change in unrealised gains/losses		194		**99**
Balance as of period end	5270	7550	**6048**	**7451**

The amortisation of DAC in the first half of 2007 represents CHF 1 619 million, CHF 171 million, and CHF 187 million for the Property & Casualty, Life & Health, and Financial Services business segments, respectively.

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines short-term debt as debt having a maturity at the balance sheet date of less than one year and long-term debt of greater than one year. The Group's debt as of 31 December 2006 and 30 June 2007 was as follows:

CHF millions	31.12.2006	**30.06.2007**
Senior financial debt	1917	**1814**
Senior operational debt	7201	**7436**
Subordinated financial debt	0	**926**
Short-term debt – financial and operational debt	9118	**10176**
Senior financial debt	2482	**2445**
Senior operational debt	6765	**8833**
Subordinated financial debt	5491	**6640**
Subordinated operational debt	0	**3950**
Long-term debt – financial and operational debt	14738	**21868**
Total debt	23856	**32044**

Maturity of long-term debt

As of 31 December 2006 and 30 June 2007, long-term debt as reported above has the following maturities:

CHF millions	31.12.2006	**30.06.2007**
Due in 2008	1935	**2312**
Due in 2009	1818	**1964**
Due in 2010	1201	**1271**
Due in 2011	917	**1946**
Due in 2012	56	**1258**
Due after 2012	8811	**13117**
Total carrying value	14738	**21868**
Total fair value	15081	**21719**

Senior long-term debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2008	Mandatory Convertible Bond	2005	CHF	1 000	6.00%	995
2008	EMTN	2005	GBP	90	3M Libor + 5bp	221
2008	EMTN	2005	JPY	8 100	3M Libor	80
2008	EMTN	2005	USD	150	4.13%	189
2008	EMTN	2006	CHF	100	3M Libor + 1bp	100
2008	EMTN	2006	GBP	35	3M Libor + 3.5bp	86
2008	EMTN	2006	JPY	17 340	Various	173
2008	EMTN	2007	GBP	190	3M Libor + 1.875bp	468
2009	3 EMTN	2004	EUR	20	Various	33
2009	EMTN	2004	JPY	5 000	0.81%	50
2009	3 EMTN (Zero coupon Notes)	2004	USD	42	Various	52
2009	EMTN	2005	CHF	300	1.25%	302
2009	EMTN	2005	JPY	3 000	0.41%	30
2009	EMTN	2006	CHF	300	3M Libor + 0.5bp	300
2009	EMTN	2006	CHF	200	2.50%	200
2009	Private Placement	2006	CHF	175	2.59%	175
2009	Insurance-linked placement	2006	USD	61	Libor +2.30% –2.35%	84
2009	Mandatory Convertible Bond	2006	CHF	610	9.80%	610
2009	EMTN	2007	JPY	5 000	6M Libor + 3bp	50
2009	EMTN	2007	JPY	8 000	0.32%	78
2010	Senior Notes[1]	2000	USD	350	7.50%	462
2010	EMTN (Amortising Bond)	2003	GBP	30	4.38%	74
2010	2 EMTN	2005	CHF	625	Various	625
2010	EMTN	2005	CZK	300	2.88%	17
2011	Credit-linked Note	2006	USD	735	5.01%	901
2011	EMTN	2007	CHF	250	3.13%	252
2011	Insurance-linked placement	2007	EUR	110	3.83%	182
2012	Credit-linked Note	2007	USD	980	3M Libor –89.87bp	1 202
2015	EMTN (Straight Bond)	2001	CHF	150	4.00%	151
2017	Trust-preferred Stock (Trups)[2]	1997	USD	42	8.72%	60
2017	Credit-linked Note	2000	USD	9	Various	2
2019	Senior Notes[1]	1999	USD	400	6.45%	481
2026	Senior Notes[1]	1996	USD	600	7.00%	754
2030	Senior Notes[1]	2000	USD	350	7.75%	460
Various	Payment Undertaking Agreements	Various	Various	Various	Various	1 379
Total senior debt as of 30 June 2007						**11 278**
Total senior debt as of 31 December 2006						9 247

[1] Assumed in the acquisition of GE Insurance Solutions
[2] Assumed in the acquisition of Life Re Corporation

Subordinated long-term debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...first call in	Book value in CHF millions
2021	Convertible bond	2001	USD	1 150	3.25%	2011	1 390
2047	Subordinated Private Placement[1]	2007	GBP	1 750	4.96%		3 950
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor +45bp	2010	93
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.75%	2011	593
–	Subordinated Perpetual Loan Note	2006	EUR	1 000	5.25%	2016	1 643
–	Subordinated Perpetual Note	2006	USD	752	6.85%	2016	921
–	Subordinated Perpetual Loan Note	2007	GBP	500	6.30%	2019	1 224
–	Subordinated Perpetual Loan Note	2007	AUD	750	Variable	2017	776
Total subordinated debt as of 30 June 2007							**10 590**
Total subordinated debt as of 31 December 2006							5 491

[1] This debt is resulting from a single transaction and is non-recourse

Swiss Re uses debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is excluded by the rating agencies from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the half years ended 30 June 2006 and 2007, respectively, was as follows:

CHF millions	Three months ended 30 June 2006	Three months ended 30 June 2007	Six months ended 30 June 2006	Six months ended 30 June 2007
Senior financial debt	45	**42**	82	**75**
Senior operational debt	61	**77**	88	**158**
Subordinated financial debt	46	**88**	84	**159**
Subordinated operational debt		**42**		**42**
Total	152	**249**	254	**434**

Debt issued in the first half year 2007

In January 2007, the Group issued an insurance-linked security of EUR 110 million, bearing interest at the rate of 3.83% and due in four years.

In March 2007, the Group issued a GBP 500 million subordinated Step-up Loan Note with a perpetual term bearing interest at the rate of 6.30 %.

In April 2007, the Group issued an AUD 750 million subordinated Step-up Loan Note with a perpetual term, AUD 300 million bearing interest at the rate of 7.64 % and AUD 450 million bearing interest at the rate of six-month Australian bank bill short-term rate plus 117 basis points. Further, the Group issued a subordinated private placement of GBP 1 750 million, bearing interest at the rate of 4.96% with a forty-year maturity.

In June 2007, the Group issued GBP 190 million under the EMTN programme, with a one year maturity and a coupon of three-month Libor plus 1.875 basis points, JPY 5 000 million with a two-year maturity and a coupon of six-month Libor plus 3 basis points, JPY 8 000 million with a two-year maturity and a coupon of 0.32%, and CHF 250 million with a four-year maturity and a coupon of 3.13%. Further, the Group issued a credit-linked note of USD 980 million, due in June 2012, bearing interest of three-month Libor minus 89.87 basis points.

7. Reinsurance information

Premiums written, premiums earned and fees assessed against policyholders

CHF millions, for the six months ended 30 June	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Premiums written						
Direct	726	540	1 266	**1 493**	**1 106**	**2 599**
Assumed	9 997	5 267	15 264	**11 180**	**5 996**	**17 176**
Ceded	–788	–852	–1 640	**–875**	**–811**	**–1 686**
Total premiums written	9 935	4 955	14 890	**11 798**	**6 291**	**18 089**
Premiums earned						
Direct	667	540	1 207	**1 465**	**1 109**	**2 574**
Assumed	8 137	5 305	13 442	**8 897**	**5 989**	**14 886**
Ceded	–417	–852	–1 269	**–609**	**–805**	**–1 414**
Total premiums earned	8 387	4 993	13 380	**9 753**	**6 293**	**16 046**
Fees assessed against policyholders						
Direct		256	256		**422**	**422**
Assumed		272	272		**140**	**140**
Ceded		–61	–61		**–71**	**–71**
Total fees assessed against policyholders		467	467		**491**	**491**

Claims and claim adjustment expenses

CHF millions, for the six months ended 30 June	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Claims						
Claims paid, gross	–6 546	–4 641	–11 187	**–9 502**	**–5 492**	**–14 994**
Claims paid, retro	544	813	1 357	**1 856**	**755**	**2 611**
Claims paid, net	–6 002	–3 828	–9 830	**–7 646**	**–4 737**	**–12 383**
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	907	–373	534	**2 385**	**–1 215**	**1 170**
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	–301	–124	–425	**–1 287**	**39**	**–1 248**
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	606	–497	109	**1 098**	**–1 176**	**–78**
Claims and claim adjustment expenses; life and health benefits	–5 396	–4 325	–9 721	**–6 548**	**–5 913**	**–12 461**

Acquisition costs

CHF millions, for the six months ended 30 June	Non-life	Life & Health	2006 Total	Non-life	Life & Health	2007 Total
Acquisition costs						
Acquisition costs, gross	–1 915	–1 261	–3 176	**–1 818**	**–1 440**	**–3 258**
Acquisition costs, retro	48	172	220	**–60**	**204**	**144**
Acquisition costs, net	–1 867	–1 089	–2 956	**–1 878**	**–1 236**	**–3 114**

Reinsurance assets and liabilities

	31.12.2006			30.06.2007		
CHF millions	Non-life	Life & Health	Total	Non-life	Life & Health	Total
Assets						
Reinsurance recoverable on unpaid claims and policy benefits	7622	11077	18699	**6585**	**10376**	**16961**
Deferred acquisition costs	1440	3830	5270	**1977**	**4071**	**6048**
Liabilities						
Unpaid claims and claim adjustment expenses	80391	14620	95011	**79290**	**15654**	**94944**
Liabilities for life and health policy benefits		44899	44899		**54549**	**54549**
Policyholder account balances		42834	42834		**44047**	**44047**

8. Shareholders' equity

Earnings per share

CHF millions (except share data)	Three months ended 30 June 2006	2007	Six months ended 30 June 2006	2007
Basic earnings per share				
Net income available to common shares	825	**1 194**	1 688	**2 523**
Weighted average common shares outstanding	325 557 390	**341 521 260**	318 001 499	**347 629 137**
Net income per share in CHF	2.53	**3.50**	5.31	**7.26**
Effect of dilutive securities				
Change in income available to common shares due to convertible bonds	31	**40**	60	**81**
Change in average number of shares due to convertible bonds and employee options	34 691 744	**41 115 881**	34 004 472	**41 011 979**
Diluted earnings per share				
Net income assuming debt conversion and exercise of options	856	**1 234**	1 748	**2 604**
Weighted average common shares outstanding	360 249 134	**382 637 141**	352 005 971	**388 641 116**
Net income per share in CHF	2.38	**3.22**	4.97	**6.70**

9. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

Effective from 1 January 2007, Swiss Re has changed the structure of its Swiss pension plan to a defined contribution scheme. The plan will continue to be accounted for as a defined benefit plan under US GAAP.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Components of net periodic benefit cost

The components of pension and post-retirement cost for the six months ended 30 June 2006 and 2007, respectively, were as follows:

	Swiss plans pension benefits		Foreign plans pension benefits		Other benefits	
CHF millions, for the six months ended 30 June	2006	**2007**	2006	**2007**	2006	**2007**
Service cost (net of participant contributions)	58	**46**	31	**35**	18	**17**
Interest cost	41	**45**	44	**61**	11	**11**
Expected return on assets	–63	**–71**	–37	**–50**		
Amortisation of:						
Net gain/loss	19	**11**	12	**16**	1	
Prior service cost	2	**3**	1		–4	**–4**
Effect of settlement, curtailment and termination	2					
Net periodic benefit cost	59	**34**	51	**62**	26	**24**

Employers contributions for 2007

As of 30 June 2007, the Group contributed CHF 142 million to its defined benefit plans and CHF 7 million to other post-retirement plans, compared to CHF 62 million and CHF 7 million in 2006, respectively.

The expected 2007 contributions to the defined benefit plans, revised as of 30 June 2007 for latest information, amount to CHF 269 million (31 December 2006: CHF 211million). The expected contributions to the other post-retirement plans, revised as of 30 June 2007 for latest information, amount to CHF 14 million (31 December 2006: CHF 13 million).

10. Information on business segments

The Group provides reinsurance, insurance and financial services throughout the world through three business segments. The business segments are determined by the organisational structure. The business segments in place are Property & Casualty, Life & Health and Financial Services. The other section includes items which are not allocated to operating segments. The main items are foreign exchange remeasurement, the mark to market of trading portfolios designated to match foreign currency reinsurance net liabilities, financing costs for financial debt and corporate centre expenses.

Net investment income and realised investment gains are allocated to the business segments based on the net investment income and realised investment gains of the legal entities that are operated by these business segments. Where one entity is utilised by two or more business segments, the net investment income and realised investment gains are allocated to these business segments using technical reserves and other information as a key for the allocation. The Financial Services business segment provides investment management services to the other business segments, and includes the fees charged in net investment income. These fees are based on service contracts.

Financial Services provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business segments. The Financial Services business segment includes the fees charged in net investment income. The business segments provide origination services for certain transactions underwritten and accounted for within another business segment. The commissions are included in acquisition costs.

a) Business segment results

For the three months ended 30 June

2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	3928	2610	283		6821
Fee income		217			217
Net investment income	654	1044	50	30	1778
Net realised investment gains/losses	92	–83	25	–250	–216
Trading and other revenues	10		171	–54	127
Total revenues	4684	3788	529	–274	8727
Expenses					
Claims and claim adjustment expenses; life and health benefits	–2507	–2051	–123		–4681
Interest credited to policyholders		–326			–326
Acquisition costs	–852	–609	–98		–1559
Other expenses	–302	–251	–195	–222	–970
Interest expenses				–136	–136
Total expenses	–3661	–3237	–416	–358	–7672
Operating income/loss	1023	551	113	–632	1055

2007 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	4549	3105	301		7955
Fee income		278			278
Net investment income	1156	1370	33	29	2588
Net realised investment gains/losses	201	1245	22	–226	1242
Trading and other revenues	22		351	–100	273
Total revenues	**5928**	**5998**	**707**	**–297**	**12336**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–3003	–3020	–133		–6156
Interest credited to policyholders		–1755			–1755
Acquisition costs	–814	–645	–98		–1557
Other expenses	–396	–312	–283	–150	–1141
Interest expenses				–203	–203
Total expenses	**–4213**	**–5732**	**–514**	**–353**	**–10812**
Operating income/loss	**1715**	**266**	**193**	**–650**	**1524**

For the six months ended 30 June

2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	7850	4993	537		13380
Fee income		467			467
Net investment income	1176	1968	71	44	3259
Net realised investment gains/losses	514	614	31	-441	718
Trading and other revenues	29		308	-52	285
Total revenues	9569	8042	947	-449	18109
Expenses					
Claims and claim adjustment expenses; life and health benefits	-5163	-4325	-233		-9721
Interest credited to policyholders		-1345			-1345
Acquisition costs	-1682	-1089	-185		-2956
Other expenses	-537	-445	-340	-343	-1665
Interest expenses				-230	-230
Total expenses	-7382	-7204	-758	-573	-15917
Operating income/loss	2187	838	189	-1022	2192

2007 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	9188	6293	565		16046
Fee income		491			491
Net investment income	2001	2467	71	45	4584
Net realised investment gains/losses	453	1566	34	-65	1988
Trading and other revenues	54		715	-90	679
Total revenues	**11696**	**10817**	**1385**	**-110**	**23788**
Expenses					
Claims and claim adjustment expenses; life and health benefits	-6339	-5913	-209		-12461
Interest credited to policyholders		-2391			-2391
Acquisition costs	-1685	-1236	-193		-3114
Other expenses	-749	-610	-555	-277	-2191
Interest expenses				-358	-358
Total expenses	**-8773**	**-10150**	**-957**	**-635**	**-20515**
Operating income/loss	**2923**	**667**	**428**	**-745**	**3273**

b) Property & Casualty business segment – by line of business

For the three months ended 30 June

2006 CHF millions	Property traditional	Liability traditional	Motor traditional	Accident traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues								
Premiums earned	1455	1040	427	180	637	3739	189	3928
Net investment income	95	269	75	73	71	583	71	654
Net realised investment gains/losses	–7	40	11	16	14	74	18	92
Trading and other revenues					16	16	–6	10
Total revenues	1543	1349	513	269	738	4412	272	4684
Expenses								
Claims and claim adjustment expenses	–895	–797	–287	–140	–314	–2433	–74	–2507
Acquisition costs	–279	–237	–82	–40	–153	–791	–61	–852
Other expenses	–88	–81	–31	–11	–75	–286	–16	–302
Total expenses	–1262	–1115	–400	–191	–542	–3510	–151	–3661
Operating income	281	234	113	78	196	902	121	1023
Claims ratio in %	61.5	76.6	67.2	77.8	49.3	65.1		
Expense ratio in %	25.2	30.6	26.5	28.3	35.8	28.8		
Combined ratio in %	86.7	107.2	93.7	106.1	85.1	93.9		

2007 CHF millions	Property traditional	Liability traditional	Motor traditional	Accident traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues								
Premiums earned	1696	1073	548	220	923	4460	89	4549
Net investment income	197	490	139	134	117	1077	79	1156
Net realised investment gains	31	77	22	21	19	170	31	201
Trading and other revenues	-8				30	22		22
Total revenues	**1916**	**1640**	**709**	**375**	**1089**	**5729**	**199**	**5928**
Expenses								
Claims and claim adjustment expenses	–915	–1007	–334	–164	–476	–2896	–107	–3003
Acquisition costs	–325	–179	–111	–36	–132	–783	–31	–814
Other expenses	–113	–121	–32	–36	–68	–370	–26	–396
Total expenses	**–1353**	**–1307**	**–477**	**–236**	**–676**	**–4049**	**–164**	**–4213**
Operating income	**563**	**333**	**232**	**139**	**413**	**1680**	**35**	**1715**
Claims ratio in %.	54.0	93.8	60.9	74.5	51.6	64.9		
Expense ratio in %	25.8	28.0	26.1	32.8	21.6	25.8		
Combined ratio in %	79.8	121.8	87.0	107.3	73.2	90.7		

For the six months ended 30 June

2006 CHF millions	Property traditional	Liability traditional	Motor traditional	Accident traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues								
Premiums earned	2749	2005	935	418	1349	7456	394	7850
Net investment income	200	453	127	112	113	1005	171	1176
Net realised investment gains	98	224	63	56	56	497	17	514
Trading and other revenues					29	29		29
Total revenues	3047	2682	1125	586	1547	8987	582	9569
Expenses								
Claims and claim adjustment expenses	–1638	–1452	–637	–342	–810	–4879	–284	–5163
Acquisition costs	–520	–423	–178	–92	–282	–1495	–187	–1682
Other expenses	–180	–143	–59	–25	–108	–515	–22	–537
Total expenses	–2338	–2018	–874	–459	–1200	–6889	–493	–7382
Operating income/loss	709	664	251	127	347	2098	89	2187
Claims ratio in %	59.6	72.4	68.1	81.8	60.1	65.4		
Expense ratio in %	25.4	28.2	25.4	28.0	28.9	27.0		
Combined ratio in %	85.0	100.6	93.5	109.8	89.0	92.4		

2007 CHF millions	Property traditional	Liability traditional	Motor traditional	Accident traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues								
Premiums earned	3374	2203	1073	509	1855	9014	174	9188
Net investment income	335	832	236	228	199	1830	171	2001
Net realised investment gains	74	185	52	51	45	407	46	453
Trading and other revenues					54	54		54
Total revenues	**3783**	**3220**	**1361**	**788**	**2153**	**11305**	**391**	**11696**
Expenses								
Claims and claim adjustment expenses	–1861	–2047	–737	–406	–983	–6034	–305	–6339
Acquisition costs	–596	–382	–206	–94	–354	–1632	–53	–1685
Other expenses	–248	–212	–70	–56	–113	–699	–50	–749
Total expenses	**–2705**	**–2641**	**–1013**	**–556**	**–1450**	**–8365**	**–408**	**–8773**
Operating income	**1078**	**579**	**348**	**232**	**703**	**2940**	**–17**	**2923**
Claims ratio in %	55.2	92.9	68.7	79.7	53.0	66.9		
Expense ratio in %	25.0	27.0	25.7	29.5	25.2	25.9		
Combined ratio in %	80.2	119.9	94.4	109.2	78.2	92.8		

c) Life & Health business segment – by line of business

For the three months ended 30 June

2006 CHF millions	Life traditional	Health traditional	Total traditional	Admin Re®	Total
Revenues					
Premiums earned	1986	450	2436	174	2610
Fee income	14		14	203	217
Net investment income	296	145	441	603	1044
Net realised investment gains	339	20	359	–442	–83
Total revenues	2635	615	3250	538	3788
Expenses					
Claims and claim adjustment expenses; life and health benefits	–1377	–309	–1686	–365	–2051
Interest credited to policyholders	–319		–319	–7	–326
Acquisition costs	–454	–120	–574	–35	–609
Other expenses	–113	–27	–140	–111	–251
Total expenses	–2263	–456	–2719	–518	–3237
Operating income	372	159	531	20	551
Operating result, excluding non-participating net realised investment gains	304	139	443	34	477
Net investment income – unit-linked	31		31	197	228
Net realised investment gains – unit-linked	271		271	–386	–115
Net realised investment gains – non-participating	68	20	88	–14	74
Operating revenues[1]	2265	595	2860	741	3601
Management expense ratio in %	5.0	4.5	4.9	15.0	7.0
Return on operating revenues in %	13.4	23.4	15.5	4.6	13.2

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

For the three months ended 30 June

2007 CHF millions	Life traditional	Health traditional	Total traditional	Admin Re®	Total
Revenues					
Premiums earned	2092	704	2796	309	3105
Fee income	14		14	264	278
Net investment income	358	163	521	849	1370
Net realised investment gains	162	6	168	1077	1245
Total revenues	**2626**	**873**	**3499**	**2499**	**5998**
Expenses					
Claims and claim adjustment expenses; life and health benefits	-1729	-633	-2362	-658	-3020
Interest credited to policyholders	-191		-191	-1564	-1755
Acquisition costs	-438	-104	-542	-103	-645
Other expenses	-149	-48	-197	-115	-312
Total expenses	**-2507**	**-785**	**-3292**	**-2440**	**-5732**
Operating income	**119**	**88**	**207**	**59**	**266**
Operating result, excluding non-participating net realised investment gains	**128**	**82**	**210**	**125**	**335**
Net investment income – unit-linked	30		30	241	271
Net realised investment gains – unit-linked	171		171	1116	1287
Net realised investment gains – non-participating	-9	6	-3	-66	-69
Operating revenues[1]	2434	867	3301	1208	4509
Management expense ratio in %	6.1	5.5	6.0	9.5	6.9
Return on operating revenues in %	5.3	9.5	6.4	10.3	7.4

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

For the six months ended 30 June

2006 CHF millions	Life traditional	Health traditional	Total traditional	Admin Re®	Total
Revenues					
Premiums earned	3771	861	4632	361	4993
Fee income	17		17	450	467
Net investment income	538	287	825	1143	1968
Net realised investment gains	369	2	371	243	614
Total revenues	4695	1150	5845	2197	8042
Expenses					
Claims and claim adjustment expenses; life and health benefits	–2815	–687	–3502	–823	–4325
Interest credited to policyholders	–349		–349	–996	–1345
Acquisition costs	–806	–226	–1032	–57	–1089
Other expenses	–213	–54	–267	–178	–445
Total expenses	–4183	–967	–5150	–2054	–7204
Operating income	512	183	695	143	838
Operating result, excluding non-participating net realised investment gains	414	181	595	179	774
Net investment income – unit-linked	50		50	328	378
Net realised investment gains – unit-linked	271		271	272	543
Net realised investment gains – non-participating	98	2	100	–36	64
Operating revenues[1]	4276	1148	5424	1633	7057
Management expense ratio in %	5.0	4.7	4.9	10.9	6.3
Return on operating revenues in %	9.7	15.8	11.0	11.0	11.0

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

For the six months ended 30 June

2007 CHF millions	Life traditional	Health traditional	Total traditional	Admin Re®	Total
Revenues					
Premiums earned	4066	1462	5528	765	6293
Fee income	21		21	470	491
Net investment income	674	312	986	1481	2467
Net realised investment gains	175	9	184	1382	1566
Total revenues	**4936**	**1783**	**6719**	**4098**	**10817**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–3182	–1273	–4455	–1458	–5913
Interest credited to policyholders	–245		–245	–2146	–2391
Acquisition costs	–817	–240	–1057	–179	–1236
Other expenses	–313	–87	–400	–210	–610
Total expenses	**–4557**	**–1600**	**–6157**	**–3993**	**–10150**
Operating income	**379**	**183**	**562**	**105**	**667**
Operating result, excluding non-participating net realised investment gains	**379**	**174**	**553**	**154**	**707**
Net investment income – unit-linked	58		58	347	405
Net realised investment gains – unit-linked	175		175	1414	1589
Net realised investment gains – non-participating		9	9	–49	–40
Operating revenues[1]	4703	1774	6477	2386	8863
Management expense ratio in %	6.7	4.9	6.2	8.8	6.9
Return on operating revenues in %	8.1	9.8	8.5	6.5	8.0

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

11. Variable interest entities

The Group holds a variable interest in various entities due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships, hedge funds, debt financing and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The Group's variable interests arise through ownership of insurance-linked and credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

Commercial paper conduit vehicles issue commercial paper to finance the purchase of assets. The Group assumes the risks and rewards of a portion of the assets held by the vehicle through a total return swap. The maximum exposure to loss equals the carrying amount of the assets underlying the total return swap.

Investment vehicles also include private equity limited partnerships and hedge funds. The Group's variable interests arise through an ownership interest in the vehicle or a guarantee of the value of the assets held by the vehicle. The maximum exposure to loss equals the carrying amount of the ownership interest or the maximum amount payable under the guarantee.

Debt financing vehicles issue loan notes to provide Swiss Re with funding. The maximum potential loss is limited to the lower of the total assets excluding the funding provided to Swiss Re and the carrying amount of Swiss Re's ownership interest.

The following table shows the total assets of VIEs of which the Group is the primary beneficiary, but does not hold a majority voting interest:

CHF millions	31.12.2006	**30.06.2007**
Modified coinsurance agreement	5324	**4337**
Investment vehicles	447	**4376**
Other	6	**2**
Total	5777	**8715**

As of 30 June 2007, the consolidation of the VIEs resulted in a minority interest in the balance sheet of CHF 676 million in 2007 (2006: CHF 702 million). The minority interest is included in accrued expenses and other liabilities. The net minority interest in income was CHF 8 million and CHF 44 million net of tax in half years ended 30 June 2006 and 2007, respectively. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

The following table shows the total assets of and maximum exposure to loss in VIEs in which the Group holds a significant variable interest:

		31.12.2006		**30.06.2007**
CHF millions	Total Assets	Maximum exposure to loss	Total Assets	Maximum exposure to loss
Insurance-linked/credit-linked securitisations	7861	7786	**9288**	**9220**
Commercial paper conduit vehicles	3699	3699	**8225**	**8225**
Investment vehicles	3487	1952	**17453**	**1875**
Debt financing	2683	250	**2762**	**257**
Other	795	777	**705**	**739**
Total	18525	14464	**38433**	**20316**

12. Restructuring provision

In the first six months of 2007, expenses of CHF 21 million were charged against the provision established as part of the GE Insurance Solutions acquisition. Expenses of CHF 27 million were charged against the provision for leaving benefits and real estate expenses, associated with the realignment of the existing Swiss Re business after the acquisition of GE Insurance Solutions.

2007 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Balance as of 1 January	99	30	38	167
Increase of provision	2			2
Costs incurred	–35	–9	–4	–48
Effect of foreign currency translation	1			1
Balance as of 30 June	**67**	**21**	**34**	**122**

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
6 November 2007
Third quarter results

11 December 2007
Investors' Day

29 February 2008
2007 annual results

18 April 2008
144th Annual General Meeting

6 May 2008
First quarter results

Contact addresses

Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Second Quarter 2007 Report

This report is printed on paper made from elementary chlorine-free (ECF) pulp. Approximately 40 percent of the wood used comes from forests certified by the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC).

Original version in English

The Second Quarter 2007 Report is also available in German and French.

The web version of the Second Quarter 2007 Report is available at:
www.swissre.com/investorrelations

Order no: 1492019_07_en

CCHCC, 8/07, 3 700 en

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8022 Zurich
Switzerland

Telephone +41 43 285 2121
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www.swissre.com